Mail Stop 4561

February 23, 2009

Renee Wood
Chief Financial Officer
Consumers Bancorp, Inc.
P.O. Box 256
614 East Lincoln Way
Minerva, Ohio 44657

       RE: **Consumers Bancorp, Inc.**
                 Form 10-K for Fiscal Year Ended June 30, 2008
                 Filed September 15, 2008
                 Form 10-Q for Quarterly Period Ended September 30, 2008
                 Filed November 14, 2008
                 File No. 33-79130

Dear Ms. Wood,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Kevin W. Vaughn
                              Accounting Branch Chief